Exhibit 1

NEWS
For Release: IMMEDIATE

Hadera Paper Ltd.
Sale of Asset and Decision to Convene an Annual General Meeting

Hadera, Israel, June 2, 2010 – Hadera Paper Ltd. (AMEX:AIP) announces today, that on June 1, 2010, it entered into an agreement for the sale of its rights to a plot of land with an area of approximately 7600 m² on Totseret HaAretz Street in Tel Aviv, that is currently leased by the company from the Tel Aviv municipality (“The Asset"), in return for some of NIS 64 million, plus VAT as prescribed by law ("The Agreement"). The purchasing parties are Bayside Land Corporation Ltd., ("Bayside"), company indirectly controlled by IDB Development Company Ltd., the controlling shareholder of the company and by Amot Investments Ltd. ("Amot"), with shares of 71% and 29%, respectively.

The rights to the asset (which is a vacant lot, in which the building rights have yet to be utilized) will be sold in their present situation (As Is) and subject to the agreement, and include the rights and liabilities of the company pursuant to the leasing agreement signed between the company and the Tel Aviv Municipality in 2002 ("The Leasing Agreement"), pursuant to meeting the precondition and the absence of the nullifying conditions set forth in the agreement, as detailed below.

Pursuant to the finalization of the transaction according to the terms of the agreement, the company is expected to record in its financial statements net capital gains totaling NIS 27.5 million. It should be noted that the information regarding the anticipated capital gains that will be recorded by the company upon finalization of the transaction as set forth above, constitutes forward-looking information as defined by the Securities Law (1968), based on the Company's information and estimates at the date of the report, which may not materialize - in whole or in part - or that may materialize in the matter that is consistently different from that anticipated by the company, with the factor that may affect the outcome being the finalization of the transaction pursuant to the terms of the agreement.

The transaction is subject to a precondition - its approval by the certified bodies of the company and the purchasing parties including the approval of the Audit Committee, Board of Directors and the general meeting of the company and of Bayside ("The Precondition"). The company's entering into this agreement was approved by the Audit Committee and the Board of Directors of the company in their meetings on May 31, 2010 and is also subject to the approval of the general meeting of company shareholders, pursuant to section 275 of the Israeli Companies Law of 1999, that will be convened as detailed below. According to the terms of the agreement, in the event that the agreement is not approved by the respective boards of directors of the company and the purchasing parties within 14 days of the signing of the agreement or in the event that the precondition is not met within 60 days of receiving the said agreement from the boards, the agreement shall not enter into validity and the sums paid by the purchasing parties will be refunded to them.

The agreement also stipulates two nullifying conditions. The first nullifying condition grants each of the parties the right to nullify the agreement in the event that the company does not to obtain - within the period of time set forth in the agreement - the approval of the landowner (Tel Aviv Municipality) - to extend the period of time set forth in the Leasing Agreement to utilize the full building rights according to the existing urban planning scheme, for a period of at least seven years from the signing date of the agreement or for a period of at least five years from the approval of the new urban planning scheme for the asset (as may be approved during the aforesaid period of seven years), all as detailed in the agreement. The second nullifying condition stipulates that in the event that it will become evident that in order to obtain a building permit for the asset, it will be necessary to conduct a soil inspection in order to prove that the soil or groundwater are not contaminated, then the purchasing parties shall incur the cost of the inspection and the decontamination (if any), up to a sum of NIS 1 million (+ VAT), while the company will incur any cost in excess of that sum (as it may be) and up to NIS 1 million.  It was also stipulated that in the event that the said cost shall exceed NIS 2 million, and neither of the parties will agree to incur the said additional cost, each of the parties will be eligible to announce the nullifying of the agreement, as detailed in the agreement (together: "The Nullifying Conditions").

It should be noted that the compensation for the sale will be paid to the company in three installments: 10% of the proceeds were paid upon the signing of the agreement and deposited with a trustee that was agreed upon between the parties until such time as the precondition is met, 50% of the proceeds will be paid when the precondition is met and the remaining 40% of the proceeds will be paid upon receiving the approval of the trustee, that none of the nullifying conditions have transpired (except for sums held by the trustee to guarantee the payment of taxes, etc.), as detailed in the agreement.

The proceeds in the transaction were determined within the framework of negotiations between the parties and were based, inter alia, on an assessment that was conducted on behalf of the company by an external and independent land assessor and economist1.

Within 14 days of the approval of the transaction by the Board of Directors, the company will publish a transaction report pursuant to the Securities Regulations (Transaction with an Interested Party) (2001), pursuant to which an extraordinary general meeting of the company's shareholders will be convened in order to approve this transaction.

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As an aside, it should be noted that to the best of the company's knowledge, on June 1, 2010, immediately prior to the signing of the agreement, IDB Group, the controlling shareholder of the company, received a preliminary telephone conversation from an individual who identified himself as a broker and claimed to be representing a potential buyer for the asset (without providing his name or any additional details), who is prepared to pay a sum of NIS 70 million for the asset. True to the date of this report, the company does not know whether this individual truly represents a potential buyer and whether such a potential buyer does exist. There is no certainty that negotiations with such a potential buyer - if he does indeed exist - would materialize into a transaction and what the sum of the proceeds would be and/or at what terms such a transaction would be signed, if at all, in addition to any other repercussions that may ensue as a result of the company's unilateral decision not to enter into an agreement with Bayside and with Amot at this stage. Consequently, the company has decided to enter into the agreement that is the subject of this report.

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In addition to the above, in the meeting of the Board of Directors of the company on May 31, 2010, it was also decided, inter alia, to convene an annual general meeting of the shareholders of the company, whose agenda will include a discussion of the financial statements and the Directors Report for 2009, the reappointment of all of the company's directors (except for the external directors), the reappointment of Brightman Almagor Zohar & Associates as at the company's auditing CPAs for 2010 and the approval of the company's engagement with Clal Insurance Company Ltd. For the purchase of directors insurance.

The company's Board of Directors has entrusted the company's management to determine the dates of the general meeting and the determining date related thereto ( as this term is defined in section 182 of the Israeli Companies Law of 1999). Once the details have been set regarding the date of the meeting, its location and the determining date, the company will issue an additional report regarding the convening of the general meeting, as required by law.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd.
Tel:+972-4-6349408
Leak@hadera-paper.co.il

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